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JOSEPH O. KAVAN joseph.kavan@kutakrock.com (402) 346-6000	July 13, 2006

VIA FACSIMILE TRANSMISSION

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	First Montauk Financial Corp.
Schedule 13D filed June 26, 2006, amended June 27, 2006, by Edward H. Okun and FMFG Ownership, Inc.
File No. 005-18864

Dear Mr. Duchovny:

We are in receipt of your letter dated July 7, 2006 wherein you make comments to the Schedule 13D filed by Edward H. Okun and FMFG Ownership, Inc. on June 26, 2006, amended June 27, 2006, relating to First Montauk Financial Corp. For your convenience, we have restated each comment in its entirety with the response of Mr. Okun and FMFG Ownership, Inc., as applicable, following immediately thereafter. Please be advised that contemporaneously with the transmission of this letter, we have filed an amended Schedule 13D that affects the amendments described in the responses below.

Sincerely,

/s/ Joseph O. Kavan
Joseph O. Kavan

1. We note that you entered into a voting agreement on May 5, 2006 which provides that several security holders of First Montauk Financial will generally vote for the merger and against any alternative transaction. As a result, you became the beneficial owner of the shares subject to the voting agreement. Refer to Rule 13d-3(a). Tell us why you did not file a Schedule 13D within 10 days of this acquisition of beneficial ownership, as required by Rule 13d-1(a). Also, tell us why you filed your initial on June 26, more than 10 days after the date of the event which you believed required the filing, June 13.

Response 1: We respectfully claim that Edward H. Okun and FMFG Ownership, Inc. (hereinafter “Mr. Okun” and “Ownership” respectively) were not the beneficial owners of the subject securities following the execution of the voting agreement dated May 5, 2006. Accordingly, Mr. Okun and Ownership would not have been required to file a Schedule 13D within 10 days of the date of the voting agreement. Mr. Okun and Ownership are not deemed to be beneficial owners of the securities at issue because they do not directly or indirectly control the vote of the securities. Under § 13(d) of the Exchange Act, a person is deemed to be the beneficial owner of any securities if such person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (1) voting power, that includes the power to vote or to direct the voting of such security; or (2) investment power, that includes the power to dispose or to direct the disposition of such security. The terms of the voting agreement at issue did not give Mr. Okun or Ownership control over the vote of or disposition of the shares. Rather, the parties to the voting agreement agreed only that the shares would be voted similarly. More importantly, the voting agreement did not give a proxy over the shares to either Mr. Okun or Ownership.

The cases that have examined the issue of group action and beneficial ownership largely find that the attribution of shares to an individual or entity requires the additional purchase of shares after the formation of the group. See Bath Industries v. Blot, 427 F.2d 97 (7th Cir. 1970) (emphasis added). This line of jurisprudence suggests that the clock would not have started to run for the filing of the Schedule 13D until such time as Mr. Okun and Ownership began to acquire shares, and this only after the formation of a “group” by executing the voting agreement. Even in the limited number of cases that have found that the mere formation of a group for the purpose of obtaining control of a company triggered the filing requirement, the members of the group were already shareholders when the “group effort” began. See GAF Corp. v. Milstein, 453 F.2d 709 (2nd Cir. 1971). When Mr. Okun and Ownership entered into the voting agreement, they owned no interest in the subject shares.

A person is also considered to be the beneficial owner of shares under § 13(d) of the Exchange Act when that person possesses the right to acquire shares, through the exercise of options, warrants, or rights, or through the conversion of presently convertible securities, or otherwise, where such exercise may be accomplished within 60 days. SEC Rule 13d-3(d)(1). Neither Mr. Okun nor Ownership possessed the right to acquire the subject shares at the time they entered into the voting agreement.

We regretfully acknowledge that the Schedule 13D should have been filed within 10 days of June 13, 2006. This was an oversight and does not reflect a belief on the part of the filers that the Schedule 13D was not due within 10 days of June 13, 2006.

2. In your initial filing of Schedule 13D on June 26, 2006 you did not include the shares subject to the voting agreement as beneficially owned. Please revise your filing to include them. Refer to Rule 13d-3(a).

Response 2: Please refer to Response 1 for an explanation of why the shares subject to the voting agreement were not beneficially owned. The existence of both the voting agreement and the shares subject to the voting agreement were fully disclosed within the text of the Schedule 13D. However, because the shares were not beneficially owned by Mr. Okun or Ownership, we respectfully claim that the calculation of the shares controlled was correctly reported on the Schedule 13D.

3. We note that you currently own a majority of both the Series A and Series B preferred stock of First Montauk Financial, each of which has the right to vote separately as a class in the proposal to approve the merger agreement. Please revise your disclosure in Item 4 of your Schedule 13D to describe your ownership of First Montauk Financial’s securities and your ability to ensure a vote for the merger through your ownership and vote of common and preferred stock.

Response 3: Per the request of the Commission, Mr. Okun and Ownership have revised their disclosure in Item 4 to the Schedule 13D to describe their ownership of the subject securities and to detail their ability to ensure a vote for the merger through their ownership and vote of common and preferred stock.

4. Please revise your Schedule 13D to provide the disclosure required by Item 5(c) (and the related instruction) of Schedule 13D.

Response 4: Per the request of the Commission, Mr. Okun and Ownership have revised the disclosure required by Item 5(c) (and the related instruction) of Schedule 13D.

In connection with the preceding responses, Edward H. Okun and FMFG Ownership, Inc. acknowledge that:

•	They as filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Edward H. Okun
Edward H. Okun

/s/ Edward H. Okun
FMFG Ownership, Inc.
By: Edward H. Okun, President

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